Mail Stop 6010

August 1, 2006

Mr. Andy D. Bryant
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
San Clara, CA 95054-1549

> **Re: Intel Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 10-Q for the quarter ended April 1, 2006**
> **Form 8-K filed April 19, 2006**
> **File No. 0-06217**

Dear Mr. Bryant:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant